Filed by River Financial Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trinity Bancorp, Inc.

(Commission Filing No. 333-205986)

June 13, 2019

Dear Shareholders,

As many of you may be aware, on June 5, 2019, Trinity Bancorp, Inc. (“Trinity”), the parent company of Trinity Bank; announced a strategic merger with River Financial (“River”), the parent company of another Alabama community bank, River Bank & Trust (“River Bank”).  River Bank is based in Prattville, Alabama, and has locations throughout Central Alabama.  I am excited about the future of our combined banks!

Thanks to each of you for your support of Trinity Bank over the last 13+ years and I ask for your continued support as we enter this exciting new phase.  Your Board has thoughtfully considered this merger and have found it to be in the best interest of our shareholders, customers, employees, and communities.  I truly believe that the two organizations will be able to add more shareholder value as a single, combined entity.

We will be asking our shareholders to approve the merger agreement.  In order to give River and us sufficient time to prepare the information you will need to evaluate the merger, we are postponing our regularly scheduled June 27th Trinity Bancorp annual shareholders’ meeting so that we can hold the vote on the merger at the same time we hold our annual meeting.  You will receive notice of this as soon as we have a date scheduled.

For your information, below are some highlights of the planned merger and what it means for you, our valued shareholders.

•	Each Trinity shareholder will receive River Financial common stock and cash that equates to a deal value of $15.55 per share of Trinity stock). This is based on an agreed value of $27 per River share.
•	Approximately 77.5% of the consideration you will receive in the merger will be River Financial common stock and the remaining 22.5% will be in cash.
•	The stock portion is expected to be a non-taxable transaction, though the cash portion will be taxable.
•	Trinity Bank will merge into River Bank. Trinity Bank’s offices will operate as River Bank branches after completion of the merger.
•	Current Trinity board members Robbin Thompson and Brian McLeod will be elected to River Bank’s and River’s boards of directors, respectively.

{BH392003.1}

•	Trinity CEO Robbin Thompson will serve as the Wiregrass Region President and Joe Sanders will serve as the Wiregrass Region Senior Vice President.
•	We plan to complete the merger in the fourth quarter of 2019.

I look forward to seeing each of you at our shareholders’ meeting to be scheduled soon.

Sincerely,

J. Robbin Thompson

President and CEO

Important notice: In connection with the proposed merger, River will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of River common stock to be issued to Trinity shareholders. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Trinity seeking their approval of the merger. In addition, River may file other relevant documents concerning the proposed merger with the SEC.

This notice does not constitute an offer to sell or the solicitation of an offer to buy, the securities described herein, nor will there be any offer or sale of these securities in any jurisdiction in which an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RIVER, TRINITY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when these become available, through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to River, Jimmy Stubbs or Ken Givens at 334-290-1012 or Trinity, Robbin Thompson at 334-348-2265.

River and Trinity, and their respective directors, executive officers, and other officers may be deemed to be participants in the solicitation of proxies from the shareholders of Trinity in connection with the merger. Additional information regarding the interests of these participants may be obtained by reading the joint proxy/prospectus regarding the merger when it becomes available.

Forward-Looking Statements

Certain of the statements in this notice may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “should,” “seek,” “will,” “may,” and “estimate,” and similar expressions are intended to identify such forward-

{BH392003.1}

looking statements, but other statements not based on historical information may also be considered forward-looking.  All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results, performance or achievements of any of the parties to the merger to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements.  Such risks include, without limitation, the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of shareholder approvals; delays in closing the merger; difficulties, delays and unanticipated costs in integrating the merging banks’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging banks, including possible loss of customers; diversion of management time to address transaction-related issues; changes in asset quality and credit risk as a result of the merger; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.  Forward-looking statements are not guarantees of performance.  You should not put undue reliance on these statements which speak only as of the date hereof.  You should understand that various important factors, including those discussed in “Risk Factors” in River Financial Corporation’s Annual Report on Form 10-K filed with the Securities Exchange Commission (“SEC”), and its most recent Quarterly Report on Form 10-Q, which are available on the SEC’s website at www.sec.gov, could affect future results and could cause those results or other outcomes to differ materially from those expressed or implied in its forward-looking statements.

{BH392003.1}